SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 8, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Premium Catering (Holdings) Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 21, 2024 CIK No. 0001998056

Dear Ms. Pandit,

Please accept this letter as the response of Premium Catering (Holdings) Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 of the Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 21, 2024 (the “Registration Statement”). The Company is concurrently filing a registration statement on Form F-1 with the Commission (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

As a “controlled company,” we are exempt from certain Nasdaq corporate governance requirements .. . ., page 24

1.	Please further revise this risk factor to identify the controlling shareholders and disclose that the controlling shareholders will have the ability to determine all matters requiring approval by stockholders, as you do in the section captioned “Implications of Being a ‘Controlled Company’” on page 15. Additionally, we note your representation here that you are a controlled company because “one of [y]our shareholders holds more than 50% of our voting power.”

However, your disclosure on page 15 indicates that there are two controlling shareholders. Please advise or revise here and elsewhere as appropriate to address this discrepancy.

Response:

The Registrant has revised the Revised Registration Statement throughout to reflect that there is only one controlling shareholder, Hero Global.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exposure to risks associated with food safety and the food supply chain may subject us to liability .. . ., page 38

2.	We note your response to prior comment 6 and reissue it. The disclosure here states that you are “exposed to risks associated with . . . the food supply chain, which may subject us to liability claims, damage our reputation and/or affect our relationship with our customers.” To the extent your business has been materially affected by disruptions to the food supply chain, please state as much and include a risk factor discussing this risk and how your business has been affected. In this regard, we note that your response addresses food safety, but does not address any risks associated with the food supply chain.

Response:

The Registrant has removed this reference to a risk associated with the food supply chain.

Management

Employment Agreements, page 96

3.	We note your response to prior comment 11. Please revise the Exhibit Index to comply with Item 601(a)(2) of Regulation S-K. In this regard, we note that although Exhibit 10.2 is captioned as “Employment Agreement between Mr. Yu Chun Yin and Premium Catering,” it hyperlinks to the employment agreement with Ms. Zhang Xiao Ying. Relatedly, please file your employment agreement with Mr. Yu Chun Yin as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response:

The Registrant has included the Employment Agreement with Mr. Yu Chun Yin and Premium Catering as Exhibit 10.2 to the Revised Registration Statement.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies

(l) Revenue Recognition, page F-10

4.	We have reviewed your response to prior comment 15 noting your revenue is recorded net of goods and services tax. Please provided the disclosures required by ASC 606-10-32- 2A.

Response:

The Registrant has included the disclosures required by ASC 606-10-32- 2A in the Revised Registration Statement on page F-10.

General

5.	On page Alt-4, please identify the natural person(s) with voting and/or investment control over the shares held by the entity selling shareholders.

Response:

The Registrant has revised the Revised Registration Statement on page Alt-4 to reflect the persons who have voting and investment control over the shares held by the entity selling shareholders.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Premium Catering (Holdings) Ltd